November 29, 2010

U.S Securities & Exchange Commission
Division of Corporation Finance
Attention: Jeff Jaramillo
Washington, D.C. 20549

Re:  JBI, Inc.
        Form 10-K for the fiscal year ended December 31, 2009
        Filed March 31, 2010
        Form 10-Q for the periods ended September 30, 2009, March 31, 2010 and June 30, 2010
        File No. 000-52444

Dear Mr. Jaramillo:

We represent JBI, Inc. (“JBI” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 5, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”) originally filed on March 31, 2010 and the Company’s Form 10-Q for the quarterly periods ended September 30, 2009, March 31, 2010 and June 30, 2010. We are in receipt of your letter and the following are responses.

Comments on Form 10-K for the year ended 12/31/09

1.
Refer to our prior comment 1. We see you indicated in your response that you estimate you will complete and file an amended Form 10Q for the period ended September 30, 2009 by December 15, 2010. We will review the amendment to your Form 10-Q when filed.

The amended Form 10-Q for the requested period was filed on November 17, 2010.

2.
We will continue to evaluate your responses to prior comments after you have filed an amended Form 10-K for the fiscal year ended December 31, 2009 that includes the disclosures requested by our prior comments.

We are still planning to file the 10K/A for December 31, 2009 on December 15, 2010.

3.	We note your response to prior comment 4.
a.	Please tell us and amend your filing to clarify which entities, if any, that are described on page 4 of your response are your affiliates.

The amended 10K will reflect that neither AS PTO, Plastic 2 Oil of Clearwater, or ES Resources are affiliates of the Company.

b.
Please file the Area License Agreement and license referenced the last paragraph of your response to prior comment 4. If necessary, you may request confidential treatment for portions of those exhibits.

We have proceeded with filing through confidential treatment procedures.

4.
Please revise your filing to provide the required information without disclosure of unnecessary details that would harm your competitive position. Please also disclose, if true, that you have not yet filed patents which would cover the technological claims underlying your process.

The requested revisions will be reflected in the 10K/A to be filed by December 15, 2010.

5.
For each distinct business segment that you identify in your response, please disclose what products and services relate to the segment and describe the addressable market. Disclose what “third party products” are sold by Javaco, and to whom.

The requested revisions will be reflected in the 10K/A to be filed by December 15, 2010.

6.	Please revise your future filings to clearly describe your principal products or services and their markets.

The requested revisions will be reflected in future filings.

7.	Please disclose the duration of the Pak-It patents described in your response.

Pak-It owns two patents; US Patent 6,136,776 and US Patent 6,037,319.  US Patent 6,136,776 was issued on October 24, 2000 and will remain in effect until March 18, 2019. US Patent 6,037,319 was issued on March 14, 2000 and will remain in effect until April 1, 2017. The 10K/A to be filed on December 15, 2010 will be revised to disclose this.

8.
Please clarify whether the air permit from the NYDEC is the only necessary government approval for your Plastic2Oil products. Also, it is unclear if this permit is the same as the “temporary permit” described in your prior response. Please reconcile your response with your disclosure under “Note 8 – Subsequent Events” on page 18 of your Form 10-Q for the quarter ended March 31, 2010, as amended on October 20, 2010, which indicates that the stack test performed on September 17, 2010 “confirmed that you do not require a Title V air permit.”

To the best of the company’s knowledge only a simple air permit issued by the New York Department of Environmental Conservation is required to operate the Company’s first commercial P2O processor. JBI currently operates the plant for R&D purposes under a temporary permit that was issued by the NY DEC, while we await the issuance of our simple air permit which was applied for on November 10, 2010. In regards to the reference of a Title V air permit, a Title V air permit only applies to "major sources” of emissions. EPA defines a major source as a facility that emits, or has the potential to emit (PTE) any criteria pollutant or hazardous air pollutant (HAP) at levels equal to or greater than the Major Source Thresholds (MST). Our stack test results confirmed that we are not considered “a major source” and therefore only require a simple air permit rather than a Title V permit to operate. This is what we were conveying to shareholders with this statement.

JBI also applied for a Beneficial Use Determination (BUD) on August 8, 2010.

Our 10K/A will be revised with language to clarify this.

9.
The Form D that you reference in your response to prior comment 11 relates to the sale of $1,330,316 in common stock; however your disclosure in this section refers to aggregate offering proceeds of $1,995,116. Please advise.

The Form D filed on May 13, 2010 indicated the amount sold as of May 13, 2010 to be $1,330,316. By May 21, 2010 when the offering closed and a subsequent 8K was filed on that date, the proceeds for the offering had reached $1,955,116 as stated in that 8K.

The 10K incorrectly lists offering proceeds of $1,995,116 and will be amended to reflect the correct amount as stated in the 8K filed May 21, 2010 of $1,955,116 in the 10K/A coming December 15, 2010.

10.	Request for audited financial statements for the year ended December 31, 2008 by a PCAOB registered auditing firm.

Withum, Smith & Brown will be auditing these financial statements and they will appear in the amended 10K to be filed December 15, 2010.

11.
 Refer to our prior comment 16.Please tell us why you believe that label “services contributed by shareholder” for all components of the $1,679,224 presented in your cash flow statement is appropriate. For example, you describe the $1 million loss in your response to comment 20 as being necessary because you “determined that the media credits had no value and show be written off.” Tell us why the $1 Million portion of the referenced total reconciling item is not labeled as relating to a non-cash charge for the write-off of media credits in your cash flow statements.

The amount of $1,679,224 in the statement of cash flows relates to “Common shares issued for services”, and not “Services contributed by a shareholder” as referred to in the inquiry.  Please note that the Company filed a Form 10Q/A for the period ended September 30, 2009 on November 17, 2010 which does not include the original $1 million valuation of the media credits. Because the asset was not in place at 9/30/2009, the Company’s 10K/A does not include an impairment of the asset.  Therefore, the statement of cash flows does not include a non-cash charge for the write-off of the media credits.  The statement of cash flows does reflect a non-cash charge to operations for $1 million, which under ASC 230-10-45-28 (b), should be classified as an adjustment to reconcile net income (loss) to net cash from operating activities.  JBI issued 1 million shares to Domark for media credits. The company used the trading price of the stock on date of issuance as a measure of the fair value of the media credits because it was a more readily determinable value than what the credits were worth. JBI also concluded that there could be no certainty that these media credits would provide any real future benefit so they were expensed. The charge to expense the media credits is included in operating expenses on the statement of operations.

In the 10K/A to be filed by December 15, 2010, the Company will itemize the components previously consolidated under the heading of “Common shares issued for services”.

12.
Please amend the Form 8-K dated September 30, 2009 to include audited historical financial statements for the two most recent fiscal years and the latest unaudited interim period preceding the acquisition as well as the corresponding interim period of the prior year for each of Javaco and Pak-It in accordance with Rule 8-04 of Regulation S-X. In addition, include all required pro forma financial statements in the requested 8K.

We will amend the referenced 8K’s to include audited financials for Pak-It for the periods 9/30/2009 and 2008 and the periods 5/31/2009 and 2008 for Javaco along with the required pro forma information. Since these audit periods are within 3 months of each entities acquisition dates, we don't believe that interim period statements would be required. These amended 8K’s will also be filed by December 15, 2010.

13.	Please make sure your amended Form 10-K includes all disclosures required under paragraphs 7-10 of FASB ASC 250-10-50.

The amended 10K/A to be filed on December 15, 2010 will include all the required disclosures.

14.
Please revise the amended 2009 Form 10-K that you plan to file in December 2010 to clearly disclose, if true, that the fair value of new consideration issued by you in the transaction was $1,950,000 and that in connection with the transaction you also assumed $2,665,000 of previously held debt.

The language relating to the issuance of debt for the Pak-It acquisition will be revised in the amended 10K to appropriately reflect the transaction.

15.	We will review the amendment to your Form 10-K when filed, including the changes made to the amendment to address the referenced prior comments.

Prior comments 22, 23, 24, and 25 will be addressed in the amended 10K.

16.	Please provide all disclosure required by Regulation S-K Item 404(a) with respect to the transaction in which you issued John Bordynuik Inc. 66,667 shares in exchange for $200,000.

All required disclosures will be addressed in the 10K/A to be filed on December 15, 2010.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gary S. Eaton
       Gary S. Eaton